Mail Stop 6010

May 21, 2008

Gregory A. Demopulos, M.D.
President, Chief Executive Officer,
Chief Medical Officer and
Chairman of the Board of Directors
Omeros Corporation
1420 Fifth Avenue, Suite 2600
Seattle, WA 98101

> **Re: Omeros Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1/A**
> **Filed May 8, 2008**
> **File No. 333-148572**

Dear Dr. Demopulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1/A

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Significant Judgments and Estimates, page 43

Stock-Based Compensation, page 44

Common Stock Fair Value, page 45

1. We acknowledge your response to our prior Comment 4, please note that we may have additional comments related to the valuations used and discussed in the response when the price range for the offering becomes known.

Business

Central Nervous System Programs, page 76

Our Other CNS Programs, page 79

2. We note your response to Comment 12 and reissue the comment in part. Please identify on page 79 the foreign markets in which you have 10 pending foreign patent applications related to your other CNS programs.

Manufacturing, page 80

3. We note your response to Comment 13 and reissue the comment in part. Please expand your disclosure on page 81 to identify the specified events, the occurrence of which gives you the unilateral right to terminate your agreement with Hospira in whole or in part at any time prior to the end of its term. Provisions related to termination are material to an investor's understanding of your contract with Hospira.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-12

Note 5 – Acquisition of nura, page F-23

4. Please refer to your response to part (b) of our prior Comment 19. As the transaction was accounted for as an acquisition of assets, rather than as a business combination, it does not appear appropriate to base your analysis on the guidance provided in paragraphs 22 and 23 of SFAS 141. Please revise your analysis and your disclosure to discuss the consideration given to paragraphs 5 and 6 of SFAS 141 in assessing the initial measurement of the acquired assets.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Michael Reedich at (202) 551-3612, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Craig E. Sherman, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104

Marcia S. Kelbon, Esq.
Alex F. Sutter, Esq.
Omeros Corporation
1420 Fifth Avenue, Suite 2600
Seattle, WA 98101